UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,

99 Queen’s Road Central,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information contained in this report

Entry into Material Definitive Agreements

The Subscription Agreement

On November 20, 2025, Rich Sparkle Holdings Limited, a British Virgin Islands company with limited liability (the “Company”) entered into (i) a subscription agreement (the “Subscription Agreement”) with its wholly-owned subsidiary, Rich Bright Corporate Limited (the “Subsidiary”), and Dragon Port Developments Limited, one of the investment vehicles of Animoca Brands Corporation Limited (“Animoca”), and (ii) a shareholders’ agreement among the same parties (the “Shareholders’ Agreement”, together with the Subscription Agreement, the “Transaction Agreements”). The Subsidiary was incorporated on November 14, 2025, with the Company as its sole shareholder.

Under the Subscription Agreement, and subject to the satisfaction of customary closing conditions, the Subsidiary agreed to issue and allot, and Animoca agreed to subscribe for, 4,900 class A preferred shares of the Subsidiary (the “Subscription Shares”).

These Subscription Shares will be issued as fully paid shares, free from all encumbrances and with all rights attaching from the date of issuance, including voting rights, dividend entitlements, and other rights as provided under the Subsidiary’s amended and restated memorandum and articles of association and the Shareholders’ Agreement.

Immediately upon completion (“Completion”), the equity structure of the Subsidiary will be as follows:

●	The Company will hold 5,100 ordinary shares (representing approximately 51% of the fully-diluted and as-converted share capital); and

●	Animoca will hold 4,900 class A preferred shares (representing approximately 49% of the fully-diluted and as-converted share capital).

Prior to Completion, and as an inter-company step contemplated by the agreement, the Company will issue and allot to the Subsidiary such number of ordinary shares (the “Company’s Shares”) having an aggregate value of US$3,122,449, calculated by dividing that dollar amount by the closing price of the Company’s listed ordinary shares on the Nasdaq Capital Market on the date of the agreement.
The issuance of the Company’s Shares is a condition precedent to Animoca’s obligation to subscribe for the Subscription Shares.

In consideration for the issuance of the Subscription Shares, Animoca will contribute digital assets denominated in Open Campus unit. At Completion, Animoca shall deposit, or cause to be deposited, an amount of unit equal in value to US$3,000,000, determined by dividing such dollar amount by the closing price of the unit as quoted on CoinMarketCap one (1) day prior to the date of the agreement.

The securities to be issued and sold by the Company under the Subscription Agreements, including the Company’s Shares, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The Shareholders’ Agreement

Concurrently with the execution of the Subscription Agreement, the Company, the Subsidiary and Animoca also entered into a Shareholders’ Agreement to govern their respective rights and obligations as shareholders of the Subsidiary following Completion. The Shareholders’ Agreement sets forth customary corporate governance and operational arrangements, including

●	the composition of the board of directors (three members, two appointed by ANPA and one by Animoca);

●	reserved matters requiring the mutual consent of both shareholders;

●	restrictions on the transfer of shares and on the disposal of the Company’s Shares held by the Subsidiary;

●	provisions for the joint management of a brokerage account through dual authorization controls; and

The Shareholders’ Agreement also contains customary representations, warranties, confidentiality, and termination provisions.

Completion of the Transaction Documents is subject to the satisfaction (or waiver) of certain conditions, including corporate approvals, opening of a designated brokerage account for holding the Company’s Shares, and the filing of the Subsidiary’s restated constitutional documents in the British Virgin Islands.

Strategic Collaboration with Animoca

The Company believes that its strategic collaboration with Animoca and participation in the Open Campus ecosystem will serve as an important milestone toward its digital transformation and Web3 expansion strategy.

About Open Campus: Open Campus is a decentralized education protocol that aims to revolutionize content creation, distribution, and accreditation in the global education industry.

About Animoca: Animoca Brands Corporation Limited is a global Web3 and digital-entertainment company headquartered in Hong Kong that specializes in blockchain-based gaming, digital-asset management, and intellectual-property licensing. Animoca Brands and its affiliates are recognized for investing in and developing blockchain ecosystems such as The Sandbox.

The foregoing summaries of the Transaction Documents do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1 and 10.2, respectively to this Current Report on Form 6-K and are incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits.

Exhibit No.	Description
10.1	Form of Agreement for the Subscription of Class A Preferred Shares in Rich Bright Corporate Limited, dated November 20, 2025, among Rich Sparkle Holdings Limited, Rich Bright Corporate Limited, and Dragon Port Developments Limited.
10.2	Form of Shareholders’ Agreement, dated November 20, 2025, among Rich Sparkle Holdings Limited, Rich Bright Corporate Limited, and Dragon Port Developments Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: November 20, 2025	By:	/s/ Tsz Keung, CHAN
	Name:	Tsz Keung, CHAN
	Title:	Chief Executive Officer

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